VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Vyrex Corporation
Form 10-KSB for the year ended December 31, 2007
Form 10-Q as of March 31, 2008
File No. 0-27866

Dear Mr. Vaughn:

This law firm represents Vyrex Corporation (the “Company”). In this regard, we have recently been provided a copy of your letter dated July 27, 2008 regarding the above-referenced matter. We are currently working with the Company’s management on a response to your letter; however, management is also working diligently on its Form 10-Q for the period ended June 30, 2008. The Company anticipates that it will have a response to your letter by Monday, August 11, 2008.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-530-4046 or at the address indicated above.

Sincerely,

/s/ Linda C. Frazier
Linda C. Frazier

cc:	Mr. George Konrad
Robert Macaulay, Esquire